

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05067869

February 10, 2005

Mark R. Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2005

Re: Southwest Airlines Co.
Incoming letter dated December 22, 2004

Dear Mr. Shaw:

This is in response to your letters dated December 22, 2004 and January 31, 2005 concerning the shareholder proposal submitted to Southwest by John Chevedden. We also have received letters from the proponent dated December 30, 2004 and February 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

92380



SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-4000
Facsimile: (214) 792-6200

December 22, 2005

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2005 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), from Mr. John Chevedden, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 18, 2005. The Proposal requests that the Company's Board of Directors take the necessary steps to adopt and implement annual election of each director.

Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of portions of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. Also attached as Appendix B are copies of correspondence between the Company and Mr. Chevedden regarding the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that a portion of the Proposal may be omitted pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading."

The Company is mindful of the Staff's position in Staff Legal Bulletin No. 14B ("SLB 14B") clarifying the Staff's views with regard to application of Rule 14a-8(i)(3). However, the Staff stated in SLB 14B that "there continue to be circumstances where we believe modifications or exclusion may be consistent with [the Staff's] intended application of Rule 14a-8(i)(3)." The Staff stated that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where, among other things, the statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation. As set forth below, we believe that a portion of the Proposal falls within this situation.

The Company believes that it should be allowed to omit a portion of the Proposal under the heading "Annual Vote on Each Audit Committee Member" because it "directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The portion that we believe should be omitted is the following:

> **"This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a "problem director."**

The Proposal goes on to identify the "problem director" as William Cunningham, the chair of the Company's Audit Committee.

These two sentences, taken together, deceptively imply that Mr. Cunningham (and by implication the Company's entire Audit Committee) is somehow involved in "poor auditing" at Southwest Airlines Co., possibly at a level alleged to have occurred at Enron, Tyco, WorldCom, Qwest or Global Crossing. Such a blatantly false implication directly or indirectly impugns Mr. Cunningham's (and the Company's entire Audit Committee) character, integrity and personal reputation and, furthermore, directly or indirectly implies that Mr. Cunningham and/or the Company's Audit Committee are involved in improper or illegal conduct, without factual foundation.

For the foregoing reasons, we believe that the portion of the Proposal identified above may be omitted from the Company's 2005 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if this portion of the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark R. Shaw

Copy: John Chevedden


SOUTHWEST

Appendix A

SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney

P.O. Box 36611, HDQ-4GC
Dallas, Texas 75235-1611
214-792-6143
FAX: 214-792-6200
Mark.Shaw@wnco.com

MEMORANDUM – ATTORNEY WORK PRODUCT/CONFIDENTIAL



TO: Debby Ackerman

FROM: Mark Shaw

RE: Shareholder Proposal on Classified Board

DATE: November 24, 2004

Debby, as you know, we have received a shareholder proposal from John Chevedden proposing that our Board take steps necessary to allow annual election of each director. A copy of the proposal is attached to this memo for your reference. As you may also know, the SEC Staff in September issued Staff Legal Bulletin No. 14B (also attached), which in my opinion significantly restricts our ability to request no-action relief for portions of the proposal that we feel are objectionable. Basically, the Staff has limited the circumstances in which a company can seek no-action relief under Rule 14a-8(i)(3) for statements the company deems to be false or misleading. The Staff's position is that in most cases the company can raise those objections in its proxy response to the proposal.

However, according to the Staff, there remain certain limited circumstances where a valid objection could be made to certain statements. To summarize, an objection could be appropriate where:

(1) statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

(2) the company demonstrates objectively that a factual statement is materially false or misleading;

(3) the resolution in the proposal is so vague that stockholders could not determine with any reasonable certainty exactly what actions or measures the proposal requires; or

(4) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

In reviewing Mr. Chevedden's proposal, it is my opinion that only two sentences fall within the situations described above and, to that end, I have drafted two letters regarding this portion of the proposal.

The first letter is addressed to Mr. Chevedden and requests that he voluntarily remove the identified language from the proposal. In return, we would agree to otherwise include his proposal in our proxy materials. The second letter is a draft no-action letter to the SEC for filing in the event that Mr. Chevedden does not agree to remove the language.

I am aware there has been some discussion as to whether to include a proposal in our proxy materials to amend the bylaws for annual election of directors. Including such a proposal would obviously allow us to omit Mr. Chevedden's proposal completely from the proxy materials. However, I believe we should go ahead and begin the process of objecting to the proposal until final details on any bylaw proposal are worked out.

I would appreciate it if you could review the attached and let me know if you have any questions or comments. If not, I will begin the process regarding Mr. Chevedden's proposal by sending the first letter to Mr. Chevedden. I would also appreciate it if you could let me know whether you are planning to handle the potential bylaw proposal or whether you would like me to handle that.

Thank you.

cc: File

Attachments

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
PH: 214-792-4000
FX: 215-904-5015

UPDATE 11-18-04

Dear Mr. Kelleher,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

April 20, 2004

cc: Colleen C. Barrett
President
FX: 214-792-4011
Mark Shaw
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200

[November 18, 2004]

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

We as shareholders voted in support of this topic:

Year	Rate of Support
2001	57%
2002	59%

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would automatically enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a "problem director."

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2004 it was reported:

- William Cunningham, who chaired our Audit Committee, was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Cunningham chaired the committee that set executive pay at Hayes Lemmerz (HAYZ) which received a CEO Compensation grade of "F" by TCL.
- Mr. Cunningham was also allowed to hold 6 board seats – over-extension concern.
- Theses 6 board seats may be related to our key Audit Committee meeting only 5-times in a year.
- The Corporate Library rated our company:
  "F" in Board Composition.
  "D" in Shareholder Responsiveness

- An awesome 80% shareholder vote was required to make certain key governance changes at our company – obsolescence concern.
- Our full Board met only 6-times in a year – commitment concern.
- These 6-meetings could be related to our 4 directors over age 70.
- Three directors had 26 to 37 years tenure – independence concern.
- Two inside directors added to 3 directors with non-director connections equals increased independence concern.

• Two directors were allowed to own zero shares or 500 shares – commitment concern.
This plight of our corporate governance reinforces the reason to adopt the initial RESOLVED statement. Our company has corporate governance vulnerability to shareholders who can submit shareholder proposals on key governance topics which could obtain substantial support.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

Appendix B



SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-4000
Facsimile: (214) 792-6200

December 6, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278

Re: Southwest Airlines Co. ("Southwest Airlines")

Dear Mr. Chevedden:

On behalf of Southwest Airlines, I am preparing a no-action letter to the Securities and Exchange Commission in response to your shareholder proposal (the "Proposal") captioned "3 -Elect Each Director Annually." We expect the SEC will require, at a minimum, that you revise the proposal to omit the following two sentences under the heading "Annual Vote on Each Audit Committee Member":

> **"This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a 'problem director'."**

Southwest believes that the SEC will allow us to omit these sentences because, as set out in Staff Legal Bulletin No. 14B, the statements "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

These two sentences, taken together, deceptively imply that Mr. Cunningham (and by implication the Company's entire Audit Committee) is somehow involved in "poor auditing" at Southwest Airlines Co., possibly at a level alleged to have occurred at Enron, Tyco, WorldCom, Qwest or Global Crossing. Such a false implication directly or indirectly impugns Mr. Cunningham's (and the Company's entire Audit Committee) character, integrity and personal reputation and, furthermore, directly or indirectly implies that Mr. Cunningham and/or the Company's Audit Committee is involved in improper or illegal conduct, without factual foundation.

However, in lieu of sending in that no-action request, Southwest Airlines proposes that your Proposal be included in its proxy statement for the upcoming shareholders meeting if you will agree to delete the above-described language from the Proposal.

If these changes are acceptable to you, please let me know by facsimile by the close of business on December 15, 2004. Otherwise, Southwest Airlines will request the SEC's consent to omission of the above-described language in the Proposal.

Sincerely,



Mark R. Shaw



December 8, 2004

Mr. Mark Shaw
Senior Attorney
Southwest Airlines Co.
PH: 214-792-4000
FX: 214-792-6200

Dear Mr. Shaw,

Thank you for your December 6, 2004 letter. I believe that this part of Staff Legal Bulletin No. 14B (CF), September 15, 2004 addresses your concern:
"Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: ...
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers."

Please let me know if you whish to discuss thus.

Sincerely,



John Chevedden
PH: 310-371-7872

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Southwest Airlines Co. (LUV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden
cc: Mark Shaw

Ladies and Gentlemen:

The company disputes one accurate segment of the text:
"This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a 'problem director.'"

This accurate segment is further substantiated later in the proposal in text not disputed by the company:
" • William Cunningham, who chaired our Audit Committee, was designated a 'problem director' by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Cunningham chaired the committee that set executive pay at Hayes Lemmerz (HAYZ) which received a CEO Compensation grade of "F" by TCL."

Although the company says it is "mindful of the Staff's position in Staff Legal Bulletin 14B, the company appears to have formulated its own SLB 14B standard that shareholder text should be required to pass: The most negative inflammatory and self-serving inference that a company can devise.

It would be useful for just one of the many companies that devise these inflammatory inferences to have such inference backed up by a JD Power focus group input from a representative sample of shareholders on the probability of drawing such a inflammatory inference from the proposal text.

The company argument is incomplete in that it fails to address whether it would be more likely for shareholders to come to a non-inflammatory inference such as shareholders need to be vigilant. The company does not discuss the likelihood of many shareholders coming to the company's inflammatory inference.

The Southwest Airlines Co. November 24, 2004 Memorandum stated:

"As you may also know, the SEC Staff in September issued Staff Legal Bulletin No. 14B (also attached), which in my opinion significantly restricts our ability to request no-action relief for portions of the proposal that we feel are objectionable."

I believe it is significant that the company said "objectionable" instead of "inaccurate."

8) This proposal is believed to conform to Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: ...

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,


John Chevedden

cc: Mark Shaw

[November 18, 2004]

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

We as shareholders voted in support of this topic:

Year	Rate of Support
2001	57%
2002	59%

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would automatically enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a "problem director."

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2004 it was reported:

- William Cunningham, who chaired our Audit Committee, was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Cunningham chaired the committee that set executive pay at Hayes Lemmerz (HAYZ) which received a CEO Compensation grade of "F" by TCL.
- Mr. Cunningham was also allowed to hold 6 board seats – over-extension concern.
- Theses 6 board seats may be related to our key Audit Committee meeting only 5-times in a year.
- The Corporate Library rated our company:
  "F" in Board Composition.
  "D" in Shareholder Responsiveness

- An awesome 80% shareholder vote was required to make certain key governance changes at our company – obsolescence concern.
- Our full Board met only 6-times in a year – commitment concern.
- These 6-meetings could be related to our 4 directors over age 70.
- Three directors had 26 to 37 years tenure – independence concern.
- Two inside directors added to 3 directors with non-director connections equals increased independence concern.

• Two directors were allowed to own zero shares or 500 shares – commitment concern.
This plight of our corporate governance reinforces the reason to adopt the initial RESOLVED statement. Our company has corporate governance vulnerability to shareholders who can submit shareholder proposals on key governance topics which could obtain substantial support.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.



SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney

GENERAL COUNSEL DEPARTMENT
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-6143
Facsimile: (214) 792-6200

January 31, 2005

VIA TELECOPY AND OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mark Vilardo

Re: Supplemental No- Action Request Regarding a Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2004 Proxy Statement

Dear Mr. Vilardo:

By letter (the "Original No-Action Request") dated December 22, 2004, Southwest Airlines Co. ("Southwest Airlines" or the "Company"), requested that the Staff of the Division of Corporation Finance confirm that it would not recommend to the Commission any enforcement action in respect of the Company's deletion of certain portions of a shareholder proposal (the "Proposal") from Mr. John Chevedden, or portions thereof, from its proxy materials. The Proposal requests that the Company's Board of Directors take all necessary action to provide for annual election of directors. A copy of the Original No-Action Request is attached to this letter as Exhibit A.

Supplemental Request for No-Action Relief

The Company respectfully supplements its Original No-Action Request and now asks that that the Staff concur that the Company can omit the Proposal entirely from the Company's 2005 Proxy Statement under Rule 14a-8(i)(10). As we will begin printing our Proxy Statement on or about April 7, 2005, we respectfully request that we be notified of the Staff's position prior to that date.

The Proposal May Be Omitted Because the Company has Substantially Implemented It

On January 20, 2005, the Board of Directors of the Company resolved to amend the Company's Bylaws to phase out the Company's classified board. Under the amended Bylaws, the directors who are standing for election this year will be elected for a one-year term. Those directors whose current three-year terms have not yet expired will stand for election for one-year terms once their current terms expire. In other words, as of the Company's 2007 Annual Meeting, all of the Company's directors will be elected on an annual basis. A copy of the Form 8-K filed with the Commission reflecting the amendment to the Company's Bylaws is attached hereto as Exhibit B.

By telephone call on January 25, 2005, the undersigned notified Mr. Chevedden of this development and advised Mr. Chevedden that the Form 8-K was available for his review. The undersigned requested that Mr. Chevedden voluntarily withdraw his Proposal given the Board's action to amend the Bylaws. Mr. Chevedden at that time stated he would review the Form 8-K and call back to discuss the matter. In a telephone call on January 27, 2005, Mr. Chevedden advised the undersigned that he had reviewed the Form 8-K but nevertheless would not voluntarily withdraw his Proposal.

Southwest Airlines believes it has substantially implemented the Proposal, such that the Proposal may be excluded from the 2005 Proxy Statement under Rule 14a-8(i)(10). As noted above, the Company's Board of Directors amended the Company's Bylaws to phase out its classified Board over the next two years. Mr. Chevedden's Proposal requests that the Company's Board "take all steps necessary" to implement annual election of directors. The Proposal does not state any specifics regarding the steps necessary to implement annual election of directors other than the statement that "I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006."

In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. See SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, Masco Corp. (publicly available March 29, 1999). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corporation (publicly available December 5, 2003), Intel Corporation (publicly available March 11, 2003).

In the present case, the Company's Board could have put a proposal to amend the Bylaws up for a shareholder vote at its 2005 Annual Meeting, which would have then required an 80% shareholder vote for passage. In the past, the Staff has found that submission of a management proposal for phased-in declassification of a board to shareholder vote substantially implemented a shareholder proposal to declassify a board. See, for example, Occidental Petroleum Corp. (publicly available February 17, 1998), SBC (publicly available January 9, 2004). It is unlikely that the Proposal would have received the 80% vote required to amend the Bylaws if the Board had taken the route of submitting a declassification proposal for shareholder approval.

Instead, in an effort to address the Proposal in a more expeditious manner, the Board voted to amend the Bylaws directly since the Bylaws specifically allow amendment by the Board. While the amendment does provide for a "phase out" of the classified board over the next two years, addressing the Proposal in this manner clearly implements the change in the most expeditious manner possible. The Board's action implements the Proposal more directly than merely putting a proposal for a Bylaw amendment up for a shareholder vote at this year's Annual Meeting. For these reasons, the Company believes that it has substantially implemented the Proposal and that the Proposal can be omitted from the Company's 2005 Proxy Statement under Rule 14a-8(i)(10).

In light of these changed facts and circumstances, and based upon the reasons and precedent summarized above, the Company respectfully requests that the Staff consider this supplemental request for no-action relief and confirm that it will not recommend any enforcement action if the Company omits the Proposal entirely from the 2005 Proxy Statement. In the alternative, the Company continues to seek the relief requested in the Original No-Action Request.

Pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark R. Shaw

Copy: John Chevedden (w/attachments)



Exhibit A

SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-4000
Facsimile: (214) 792-6200

December 22, 2005

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2005 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), from Mr. John Chevedden, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 18, 2005. The Proposal requests that the Company's Board of Directors take the necessary steps to adopt and implement annual election of each director.

Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of portions of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. Also attached as Appendix B are copies of correspondence between the Company and Mr. Chevedden regarding the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that a portion of the Proposal may be omitted pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading."

The Company is mindful of the Staff's position in Staff Legal Bulletin No. 14B ("SLB 14B") clarifying the Staff's views with regard to application of Rule 14a-8(i)(3). However, the Staff stated in SLB 14B that "there continue to be circumstances where we believe modifications or exclusion may be consistent with [the Staff's] intended application of Rule 14a-8(i)(3)." The Staff stated that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where, among other things, the statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation. As set forth below, we believe that a portion of the Proposal falls within this situation.

The Company believes that it should be allowed to omit a portion of the Proposal under the heading "Annual Vote on Each Audit Committee Member" because it "directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The portion that we believe should be omitted is the following:

> **"This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a "problem director."**

The Proposal goes on to identify the "problem director" as William Cunningham, the chair of the Company's Audit Committee.

These two sentences, taken together, deceptively imply that Mr. Cunningham (and by implication the Company's entire Audit Committee) is somehow involved in "poor auditing" at Southwest Airlines Co., possibly at a level alleged to have occurred at Enron, Tyco, WorldCom, Qwest or Global Crossing. Such a blatantly false implication directly or indirectly impugns Mr. Cunningham's (and the Company's entire Audit Committee) character, integrity and personal reputation and, furthermore, directly or indirectly implies that Mr. Cunningham and/or the Company's Audit Committee are involved in improper or illegal conduct, without factual foundation.

For the foregoing reasons, we believe that the portion of the Proposal identified above may be omitted from the Company's 2005 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if this portion of the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark R. Shaw

Copy: John Chevedden



Appendix A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
PH: 214-792-4000
FX: 215-904-5015

UPDATE 11-18-04

Dear Mr. Kelleher,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

April 20, 2004

cc: Colleen C. Barrett
President
FX: 214-792-4011
Mark Shaw
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200

[November 18, 2004]

3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

We as shareholders voted in support of this topic:

Year	Rate of Support
2001	57%
2002	59%

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would automatically enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a "problem director."

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2004 it was reported:

- William Cunningham, who chaired our Audit Committee, was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Cunningham chaired the committee that set executive pay at Hayes Lemmerz (HAYZ) which received a CEO Compensation grade of "F" by TCL.
- Mr. Cunningham was also allowed to hold 6 board seats – over-extension concern.
- Theses 6 board seats may be related to our key Audit Committee meeting only 5-times in a year.
- The Corporate Library rated our company:
  "F" in Board Composition.
  "D" in Shareholder Responsiveness

- An awesome 80% shareholder vote was required to make certain key governance changes at our company – obsolescence concern.
- Our full Board met only 6-times in a year – commitment concern.
- These 6-meetings could be related to our 4 directors over age 70.
- Three directors had 26 to 37 years tenure – independence concern.
- Two inside directors added to 3 directors with non-director connections equals increased independence concern.

• Two directors were allowed to own zero shares or 500 shares – commitment concern.
This plight of our corporate governance reinforces the reason to adopt the initial RESOLVED statement. Our company has corporate governance vulnerability to shareholders who can submit shareholder proposals on key governance topics which could obtain substantial support.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.



Appendix B

SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-4000
Facsimile: (214) 792-6200

December 6, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278

Re: Southwest Airlines Co. ("Southwest Airlines")

Dear Mr. Chevedden:

On behalf of Southwest Airlines, I am preparing a no-action letter to the Securities and Exchange Commission in response to your shareholder proposal (the "Proposal") captioned "3 -Elect Each Director Annually." We expect the SEC will require, at a minimum, that you revise the proposal to omit the following two sentences under the heading "Annual Vote on Each Audit Committee Member":

> **"This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing. And our Audit Committee was chaired by a 'problem director'."**

Southwest believes that the SEC will allow us to omit these sentences because, as set out in Staff Legal Bulletin No. 14B, the statements "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

These two sentences, taken together, deceptively imply that Mr. Cunningham (and by implication the Company's entire Audit Committee) is somehow involved in "poor auditing" at Southwest Airlines Co., possibly at a level alleged to have occurred at Enron, Tyco, WorldCom, Qwest or Global Crossing. Such a false implication directly or indirectly impugns Mr. Cunningham's (and the Company's entire Audit Committee) character, integrity and personal reputation and, furthermore, directly or indirectly implies that Mr. Cunningham and/or the Company's Audit Committee is involved in improper or illegal conduct, without factual foundation.

However, in lieu of sending in that no-action request, Southwest Airlines proposes that your Proposal be included in its proxy statement for the upcoming shareholders meeting if you will agree to delete the above-described language from the Proposal.

If these changes are acceptable to you, please let me know by facsimile by the close of business on December 15, 2004. Otherwise, Southwest Airlines will request the SEC's consent to omission of the above-described language in the Proposal.

Sincerely,



Mark R. Shaw



December 8, 2004

Mr. Mark Shaw
Senior Attorney
Southwest Airlines Co.
PH: 214-792-4000
FX: 214-792-6200

Dear Mr. Shaw,

Thank you for your December 6, 2004 letter. I believe that this part of Staff Legal Bulletin No. 14B (CF), September 15, 2004 addresses your concern:
"Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: ...
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers."

Please let me know if you whish to discuss thus.

Sincerely,

John Chevedden
PH: 310-371-7872

Exhibit B

<SEC-DOCUMENT>0001299933-05-000329-index.html : 20050125
<SEC-HEADER>0001299933-05-000329.hdr.sgml : 20050125
<ACCEPTANCE-DATETIME>20050125160846
ACCESSION NUMBER: 0001299933-05-000329
CONFORMED SUBMISSION TYPE: 8-K
PUBLIC DOCUMENT COUNT: 2
CONFORMED PERIOD OF REPORT: 20050120
ITEM INFORMATION: Amendments to Articles of Incorporation or Bylaws; C
ITEM INFORMATION: Financial Statements and Exhibits
FILED AS OF DATE: 20050125
DATE AS OF CHANGE: 20050125

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: SOUTHWEST AIRLINES CO
CENTRAL INDEX KEY: 0000092380
STANDARD INDUSTRIAL CLASSIFICATION: AIR TRANSPORTATION, SCHEDULE
IRS NUMBER: 741563240
STATE OF INCORPORATION: TX
FISCAL YEAR END: 1231

FILING VALUES:
FORM TYPE: 8-K
SEC ACT: 1934 Act
SEC FILE NUMBER: 001-07259
FILM NUMBER: 05547306

BUSINESS ADDRESS:
STREET 1: 2702 LOVE FIELD DR
STREET 2: P O BOX 36611
CITY: DALLAS
STATE: TX
ZIP: 75235
BUSINESS PHONE: 2147924000

MAIL ADDRESS:
STREET 1: PO BOX 36611
CITY: DALLAS
STATE: TX
ZIP: 75235-1611

FORMER COMPANY:
FORMER CONFORMED NAME: AIR SOUTHWEST CO
DATE OF NAME CHANGE: 19760108
</SEC-HEADER>
<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>htm_2766.htm
<DESCRIPTION>LIVE FILING
<TEXT>
Document 1 - file: htm_2766.htm

</DOCUMENT>
<DOCUMENT>
<TYPE>EX-3.2
<SEQUENCE>2
<FILENAME>exhibit1.htm
<DESCRIPTION>EX-3.2

<TEXT>
Document 2 - file: exhibit1.htm

</DOCUMENT>
</SEC-DOCUMENT>

8-K 1 htm_2766.htm LIVE FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 20, 2005

Southwest Airlines Co.

(Exact name of registrant as specified in its charter)

Texas	1-7259	74-1563240
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 36611, Dallas, Texas	75235-1611
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (214) 792-4000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Top of the Form

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 20, 2005, the Board of Directors of Southwest Airlines Co. (the "Company") approved and adopted an amendment to Article III, Section 3 of the Company's Bylaws to phase out the Company's classified board. Prior to the Bylaw amendment, Article III, Section 3 of the Company's Bylaws provided for three classes of Directors, with each Director serving a three-year term.

Pursuant to the amendment, beginning with the annual shareholders meeting in May 2005, each Director will be elected for a one-year term; provided that the term of office for any Director already in office in 2005 will not be shortened, but such Director shall serve until the expiration of his or her current term or until his or her prior death, retirement, resignation, or removal for cause in accordance with the provisions of the Bylaws.

Item 9.01. Financial Statements and Exhibits.

Exhibit 3.2 - Bylaws of Southwest, as amended through January 2005

Top of the Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southwest Airlines Co.

January 25, 2005

By: Deborah Ackerman

Name: Deborah Ackerman
Title: Vice President - General Counsel

Top of the Form

Exhibit Index

Exhibit No.	Description
3.2	Bylaws of Southwest, as amended through January 2005

EX-3.2 2 exhibit1.htm EX-3.2

BYLAWS

(as amended through January 20, 2005)

of

SOUTHWEST AIRLINES CO.

Dallas, Texas

SOUTHWEST AIRLINES CO.

BYLAWS

ARTICLE I

IDENTIFICATION AND OFFICES

Section 1. *Name:* The name of the corporation is SOUTHWEST AIRLINES CO.

Section 2. *Principal Business Office:* The principal business office of the corporation shall be in Dallas, Texas.

Section 3. *Other Offices:* The corporation may also have offices at such other places within or without the State of Texas as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

THE SHAREHOLDERS

Section 1. *Place of Meetings:* All meetings of the shareholders for the election of directors shall be held at the principal executive offices of the corporation in Dallas, Texas, or at such other place as may be designated by the Board of Directors of the corporation. Meetings of the shareholders for any other purpose may be held at such time and place, within or without the State of Texas, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. *Annual Meetings:* Annual meetings of shareholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. At each annual meeting, the shareholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting.

Section 3. *Special Meetings:* Special meetings of the shareholders may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon written request, stating the purpose or purposes therefor, by a majority of the whole Board of Directors or by the holders of at least ten (10) percent (or such greater percentage not exceeding a majority as may be specified in the Articles of Incorporation) of all of the shares entitled to vote at the meeting.

Section 4. *Notice of Meetings:* Written or printed notice of all shareholders' meetings stating the place, day and hour, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the officer or person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. *Purpose of Special Meetings:* Business transacted at all special meetings of shareholders shall be confined to the purposes stated in the notice thereof.

Section 6. *Fixing Record Date:* For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the corporation (other than a distribution involving a purchase or redemption by the corporation of any of its own shares) or a share dividend or in order to make a determination of shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days, and, in the case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or vote at a meeting of shareholders, or shareholders entitled to receive a distribution by the corporation (other than a distribution involving a purchase or redemption by the corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

Section 7. *Voting List:* The officer or agent having charge of the stock transfer books for the shares of the corporation, shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours; such list shall also be produced and be kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be *prima facie* evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 8. *Quorum:* The holders of a majority of the shares entitled to vote (counting for such purposes all abstentions and broker nonvotes), represented in person or by proxy, shall constitute a quorum at meetings of the shareholders, except as otherwise provided in the Articles of Incorporation. If, however, such quorum shall be not present or represented at a meeting of the shareholders, the holders of a majority of the shares entitled to vote thereat, and represented in person or by proxy, shall have power to recess the meeting from time to time, without notice other than power to recess the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such recessed meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally convened had a quorum been present. Shareholders present at a duly organized meeting with a quorum present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 9. *Voting at Meetings:*

(a) With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Texas Business Corporation Act, the act of the shareholders shall be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present; provided that, for purposes of this sentence, all abstentions and broker nonvotes shall not be counted as voted either for or against such matter. With respect to the election of directors, directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present; provided, that abstentions and broker nonvotes shall not be counted as votes cast either for or against any nominee for director.

(b) Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of shares of any class or series are limited or denied by the Articles of Incorporation, or as otherwise provide by law. No shareholder shall have the right of cumulative voting.

(c) A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

Section 10. *Actions by Shareholders Without a Meeting:* Any action required by law to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Section 11. *Inspectors of Election:* The chairman of each meeting of shareholders shall appoint one or more persons to act as inspectors of election. The inspectors of election shall report to the meeting the number of shares of each class and series of stock, and of all classes, represented either in person or by proxy. The inspectors of election shall oversee the vote of the shareholders for the election of directors and for any other matters that are put to a vote of shareholders at the meeting; receive a ballot evidencing votes cast by the proxy committee of the Board of Directors; judge the qualifications of shareholders voting; collect, count, and report the results of ballots cast by any shareholders voting in person; and perform such other duties as may be required by the chairman of the meeting or the shareholders.

Section 12. *Notice of Shareholder Business:* At an annual meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the corporation who complies with the notice procedures set forth in this Section 12. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting the following information: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address, as they appear on the corporation's books, of the shareholder proposing such business; (c) the number of shares of the corporation which are beneficially owned by the shareholder; and (d) any material interest of the shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 12. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 12, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 12, a shareholder seeking to have a proposal included in the corporation's proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision).

Section 13. *Notice of Shareholder Nominees:* Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 13. Nominations by shareholders shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the corporation's books, of such shareholder and (ii) the number of shares of the corporation which are beneficially owned by such shareholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in these Bylaws. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE III

BOARD OF DIRECTORS

Section 1. *Management:* The business and affairs of the corporation shall be managed by a Board of Directors.

Section 2. *Number; Term of Office; Qualifications:* The number of directors of the corporation shall be determined from time to time by resolution of the Board of Directors, but no decrease in such number shall have the effect of shortening the term of any incumbent director. At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next succeeding annual meeting, except in case of the classification of directors as provided in these Bylaws. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier death, retirement, resignation, or removal for cause in accordance with the provisions of these Bylaws. Directors need not be residents of the State of Texas or shareholders of the corporation, but they must have been nominated in accordance with the procedures set forth in these Bylaws in order to be eligible for election as directors. Each director must retire no later than the first annual meeting of shareholders following his or her 75th birthday; provided, however, that the Chairman of the Board, if any, shall be exempt from this provision.

Section 3. *Classification of Directors:* Effective at the time of the annual meeting of shareholders in 2005, directors shall be elected for a term of one year; provided that the term of office for any director already in office in 2005 shall not be shortened, but such director shall serve until the expiration of his current term or until his prior death, retirement, resignation, or removal for cause in accordance with the provisions of these Bylaws.

Section 4. *Vacancies; Increases in the Number of Directors:* Any vacancy occurring in the Board of Directors may be filled in accordance with the following paragraph of this Section 4 or may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Any vacancy occurring in the Board of Directors or any directorship to be filled by reason of an increase in the number of directors (i) may be filled by election at an annual or special meeting of shareholders called for that purpose or (ii) may be filled by the Board of Directors; provided that, with respect to any directorship to be filled by the Board of Directors by reason of an increase in the number of directors (a) such directorship shall be for a term of office continuing only until the next election of one or more directors by shareholders and (b) the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders.

Section 5. *Removal:* At any meeting of shareholders called expressly for that purpose, any director may be removed, but only for cause, by vote of the holders of a majority of the shares then entitled to vote for the election of directors.

Section 6. *Place of Meeting:* Meetings of the Board of Directors, regular or special, may be held either within or without the State of Texas.

Section 7. *First Meeting:* The first meeting of each newly elected Board shall be held immediately following the shareholders' meeting at which the directors are elected and at the place at which such annual meeting is held, or the directors may meet at such time and place as shall be fixed by the consent in writing of the directors. No notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting provided a quorum shall be present.

Section 8. *Regular Meetings:* Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board of Directors.

Section 9. *Special Meetings:* Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer on two days' notice to each director, either personally, by telephone, by mail, or by telegram. Special meetings shall be called by the Chairman of the Board, or by the Secretary, in like manner and on like notice on the written request of the majority of the whole Board of Directors.

Section 10. *Purpose of Meetings:* Neither the purpose of, nor the business to be transacted at, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 11. *Quorum:* A majority of the number of directors shall constitute a quorum for the transaction of business at any meeting thereof. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or the Articles of Incorporation or these bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 12. *Committee of Directors:* The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, including an "Executive Committee," each committee to consist of one or more of the directors of the corporation, which, to the extent provided in said resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the corporation, except where action of the Board is mandatorily required by law, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Such committees shall keep regular minutes of their proceedings and report the same to the Board when required.

Section 13. *Action Without Meeting:* Any action required or permitted to be taken at a meeting of the Board of Directors or any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall be placed in the minute book.

ARTICLE IV

OFFICERS

Section 1. *Number and Designation:* The officers of the corporation shall consist of a Chief Executive Officer, a President and a Secretary and such other officers, including, but not limited to a Vice President, an Assistant Secretary, a Treasurer, an Assistant Treasurer, and a Chairman and Vice Chairman of the Board, as may be elected from time to time by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. *Election:* The Board of Directors at its first meeting after the annual meeting of the shareholders may elect a Chairman of the Board and a Vice Chairman of the Board from among its members and shall elect a Chief Executive Officer, a President, a Vice President, a Secretary, an

Assistant Secretary, a Treasurer, and/or an Assistant Treasurer, none of whom need to be a member of the Board.

Section 3. *Other Officers:* The Chief Executive Officer may appoint such other officers and agents as he may deem necessary for the efficient and successful conduct of the business of the corporation, but none of such other officers and agents shall be given a contract of employment unless such is first approved by the Board of Directors.

Section 4. *Term of Office and Removal:* The officers, agents, or members of any committees of the corporation elected or appointed by the Board of Directors shall hold office until their successors are chosen and qualify in their stead; provided, that any such officer, agent, or member of such committees may be removed at any time by the majority vote of the whole Board of Directors whenever in its sole judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer or agent appointed by the Chief Executive Officer may be removed at any time by majority vote of the whole Board of Directors or by the Chief Executive Officer. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5. *Compensation:* The salaries of all officers of the corporation shall be fixed by, or at the direction of, the Board of Directors or its Compensation Committee.

Section 6. *The Chairman of the Board:* If elected, the Chairman of the Board shall preside at all meetings of the shareholders and directors; and he shall have such other powers and duties as the Board of Directors shall prescribe.

Section 7. *Vice Chairman of the Board:* If elected, and in the absence of the Chairman of the Board, the Vice Chairman of the Board shall preside at all meetings of the shareholders and directors. The Vice Chairman shall have authority to execute deeds, conveyances, notes, bonds, and other contracts either or without the attestation of the Secretary required thereon and either with or without the seal of the corporation.

Section 8. *Chief Executive Officer:* The Board of Directors shall designate the Chairman of the Board, any Vice Chairman or the President to be Chief Executive Officer of the Corporation. The Chief Executive Officer shall have responsibility for the general management and direction of the business of the Corporation and for the execution of all orders and resolutions of the Board of Directors. In addition to the powers prescribed in these bylaws, he shall have all of the powers usually vested in the chief executive officer of a corporation and such other powers as may be prescribed from time to time by the Board of Directors. He may delegate any of his powers and duties to any other officer with such limitations as he may deem proper.

Section 9. *President:* The President may execute deeds, conveyances, notes, bonds, and other contracts either or without the attestation of the Secretary required thereon and either with or without the seal of the corporation. In addition to the powers prescribed in these bylaws, she shall have all of the powers as may be prescribed from time to time by the Board of Directors. If she is not designed as chief executive officer, the President shall have such powers and perform such duties as may be delegated to her by the Chief Executive Officer, and shall be vested with all the powers and authorized to perform all the duties of the Chief Executive Officer in his absence or inability to act. She may delegate any of her powers and duties to any other officer with such limitations as she may deem proper.

Section 10. *Vice Presidents:* The Vice Presidents, in the order of their rank and seniority in office, in the absence or disability of the President shall perform the duties and exercise the powers of the President, and shall perform such other duties as the Board of Directors shall prescribe.

Section 11. *The Secretary:* The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be; he shall keep the seal the corporation and, when authorized by the Board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary or Assistant Treasurer.

Section 12. *The Assistant Secretaries:* The Assistant Secretaries, in order of their seniority in office, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors shall prescribe.

Section 13. *The Treasurer:* The Treasurer shall have supervision over the corporate funds and securities and shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit or cause to be deposited all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors, shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and directors, at the regular meetings of the Board, or whenever they may require it, an account of all the transactions under his supervision as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, the Treasurer and persons acting under this supervision shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of their duties and for the restoration to the corporation, in case of their death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in their possession or under their control belonging to the corporation.

Section 14. *The Assistant Treasurers:* The Assistant Treasurers, in the order of their seniority in office, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

ARTICLE V

CERTIFICATES REPRESENTING SHARES

Section 1. *Form and Issuance:* The certificates representing shares of the corporation of each class or series shall be in such form as approved by resolution of the Boards of Directors and as may be required by law and shall be numbered and entered in the stock records of the corporation as they are issued. They shall show the holder's name and number of shares and shall be signed by the Chairman of the Board, if any, or the Chief Executive Officer and the Secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the Chairman of the Board or Chief Executive Officer and of the Secretary upon a certificate may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance. No certificate shall be issued for any share until the consideration therefor, fixed as provided by law, has been fully paid.

Section 2. *Fractional Shares:* The corporation may, but shall not be obligated to, issue a certificate for a fractional share, and the Board of Directors may, in lieu thereof, arrange for the disposition thereof by those entitled thereto, pay the fair value in cash or issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share only upon the surrender of such scrip aggregating a full share. A certificate for a fractional share shall, but scrip shall not, unless otherwise provided herein, entitle the holder to exercise voting rights, to receive dividends, or to participate in any of the assets of the corporation in the event of liquidation. Such scrip if issued shall become void if not exchanged for certificates representing full shares within one year after its issue, or such scrip may be subject to the condition that the shares for which it is exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of such scrip, and the same may be subject to any other conditions which the Board of Directors may deem advisable.

Section 3. *Lost, Stolen, or Destroyed Certificates.* The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen, or destroyed, and by such other persons as may have knowledge of the pertinent facts with reference thereto. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion, and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to make proof of loss, theft, or destruction in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4. *Transfer of Shares:* Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, and upon payment of all taxes as may be imposed by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

Section 5. *Registered Shareholders:* The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

ARTICLE VI

NOTICES

Section 1. *Waiver in Writing:* Whenever any notice is required to be given any shareholder or director under the provisions of the law or the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 2. *Waiver by Attendance:* Attendance of a director or a shareholder, whether in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where such director or shareholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VII

GENERAL PROVISIONS

Section 1. *Dividends and Reserves:* Dividends upon the shares of the corporation, subject to the provisions, if any, of the Articles of Incorporation, may in the exercise of its discretion be declared by the Board of Directors at any regular or special meeting, to the extent permitted by law. Dividends may be paid in cash, in property, or in shares of the corporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2. *Fiscal Year:* The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 3. *Seal:* The corporate seal shall have inscribed therein the name of the corporation and shall be in such form as may be approved by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 4. *Amendments to Bylaws:* All of the powers of this corporation, insofar as the same may be lawfully vested by these Bylaws in the Board of Directors, are hereby conferred upon the Board of Directors of this corporation. In furtherance and not in limitation of that power, the Board of Directors may amend or repeal these Bylaws, or adopt new bylaws, unless (i) such power shall be reserved exclusively to the shareholders in whole or part by the Articles of Incorporation or the laws of Texas or (ii) the shareholders in amending, repealing or adopting a particular bylaw shall have expressly provided that the Board of Directors may not amend or repeal that bylaw. Unless the Articles of Incorporation or a bylaw adopted by the shareholders shall provide otherwise as to all or some portion of the corporation's bylaws, the shareholders may amend, repeal, or adopt (but only by the affirmative vote of the holders of not less than eighty (80) percent of the then outstanding shares of capital stock of the corporation entitled to vote with respect thereto) the corporation's bylaws even though the bylaws may also be amended, repealed, or adopted by the Board of Directors.

Section 5. *Preferred Shareholders:* The provisions of Sections 12 and 13 of Article II and of Sections 2, 3, 4 and 5 of Article III are subject to the rights of any holders of any class or series of stock having a preference over the Common Stock of the corporation as to dividends or upon liquidation to elect directors under specified circumstances.

Section 6. *Action With Respect to Securities of Other Corporations:* Unless otherwise directed by the Board of Directors, the chief executive officer shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of shareholders of, or with respect to any action of shareholders of, any other corporation in which the corporation may hold securities and otherwise to exercise any and all rights and powers which the corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VIII

INDEMNIFICATION

Section 1. *Right to Indemnification:* Subject to the limitations and conditions as provided in this Article VIII, each person who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter called a "proceeding"), or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he (or a person of whom he is the legal representative) is or was a director or officer of the corporation (or while a director or officer of the corporation is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, Employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, Employee benefit plan, or other enterprise) shall be indemnified by the corporation to the fullest extent permitted by the Texas Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, court costs and attorneys' fees) actually incurred by such person in connection with such proceeding, appeal, inquiry or investigation, and indemnification under this Article VIII shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder; provided, however, that in no case shall the corporation indemnify any such person (or the legal representative of any such person) otherwise than for his reasonable expenses, in respect of any proceeding (i) in which such person shall have been finally adjudged by a court of competent jurisdiction (after exhaustion of all appeals therefrom) to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in such person's official capacity, or (ii) in which such person shall have been found liable to the corporation; and provided, further, that the corporation shall not indemnify any such person for his reasonable expenses actually incurred in connection with any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The rights granted pursuant to this Article VIII shall be deemed contract rights, and no amendment, modification or repeal of this Article VIII shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. it is expressly acknowledged that the indemnification provided in this Article VIII could involve indemnification for negligence or under theories of strict liability.

Section 2. *Advance Payment:* The right to indemnification conferred in this Article VIII shall include the right to be paid or reimbursed by the corporation the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 1 who was, or is threatened to be made a named defendant or respondent in a proceeding, in advance of the final disposition of the proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article VIII and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall be ultimately determined that such person is not entitled to be indemnified under this Article VIII or otherwise.

Section 3. *Indemnification of Employees and Agents:* The corporation, by adoption of a resolution of the Board of Directors, may indemnify and advance expenses to an Employee or agent of the corporation to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article VIII; and the corporation may so indemnify and advance expenses to persons who are not or were not directors, officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, Employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, Employee benefit plan, or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person to the same extent that it may indemnify and advance expenses to directors and officers under this Article VIII.

Section 4. *Appearance as a Witness:* Notwithstanding any other provision of this Article VIII, the corporation may pay or reimburse expenses incurred by a director or officer in connection with his appearance as a witness or his other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

Section 5. *Nonexclusivity of Rights:* The right to indemnification and the advancement and payment of expenses conferred in this Article VIII shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to Section 3 of this Article VIII may have or hereafter acquire under any law (common or statutory), provision of the Articles of Incorporation or these Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

Section 6. *Insurance:* The corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, Employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, Employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, Employee benefit plan, trust, or other enterprise against any expense, liability, or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability, or loss under this Article VIII.

Section 7. *Shareholder Notification:* To the extent required by law, any indemnification of or advance of expenses to a director or officer in accordance with this Article VIII shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

Section 8. *Savings Clause:* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify and advance expenses to each director, officer, and other person indemnified pursuant to this Article VIII to the extent permitted by any applicable portion of this Article VIII that shall not have been invalidated.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Southwest Airlines Co. (LUV)
Shareholder Position on
SUPPLEMENTAL Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

This is in response to last-minute supplemental company no action request. The company supplemental was dated approximately 40-days after the initial no action request. Moreover, the company last-minute supplemental was forwarded 9-months after the initial shareholder proposal as detailed below.

Furthermore, this was a 2-1/2 year delay after this topic won 59% of the yes and no votes at the company 2002 annual meeting. The 59%-vote was reported by the Investor Responsibility Research Center.

The first sentence of the proposal states: "... in the most expeditious manner possible." This is in contrast to the company's "two years" to phase out its classified board. The company admitted that it could have made an almost immediate transition instead of taking 2-years (January 27, 2005 telephone conversation). The company should not have the license under a claim of substantially implemented to opt for a 2-year delay to adopt a Rule 14a-8 proposal.

This 2005 proposal was initially submitted to the company on April 20, 2004. The cover letter is attached. The April 20, 2004 submission stated: "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to establish that each director will be elected annually." There is simply no excuse for the company to wait 9-months until January 28, 2005 to introduce a new argument opposing this Rule 14a-8 proposal.

Rule 14a-8 states:
j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its

submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The above text does not state that the company can file some of its reasons "80 calendar days before" and another reason much later. Nor does it encourage this.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Mark Shaw

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310-371-7872

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
PH: 214-792-4000
FX: 215-904-5015

UPDATE 11-18-04

Dear Mr. Kelleher,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



April 20, 2004

John Chevedden
Shareholder

cc: Colleen C. Barrett
President
FX: 214-792-4011
Mark Shaw
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated December 22, 2004

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Southwest may exclude the proposal under rule 14a-8(i)(10). In this regard, we note Southwest's representation that its bylaws provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Southwest relies.

Sincerely,



Mark F. Vilardo
Special Counsel